[redacted]

11019324

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2011
WASH, D.C.
189

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN EGAN 646-424-8133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN EGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING FINANCIAL MARKETS LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

TAMMY MILATOS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MI6139869
Qualified in Putnam County
Certificate Filed in New York County
My Commission Expires January 17, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

Year Ended December 31, 2010

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm.....1

Statement of Financial Condition.....2
Notes to the Statement of Financial Condition.....3

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Financial Markets LLC

We have audited the accompanying statement of financial condition of ING Financial Markets LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ING Financial Markets LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2011

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2010
(In Thousands)

Assets	
Cash	$ 33,726
Securities segregated under Federal and other regulations	320,000
Collateralized financing agreements:	
Securities borrowed	14,696,915
Securities purchased under agreements to resell	13,474,500
Securities received as collateral	2,268,084
Receivable from affiliate	242
Receivable from brokers, dealers and clearing organizations	125,652
Receivable from customers	17,651
Financial instruments owned, at fair value (of which $855,576 was pledged in relation to secured financing transactions)	1,214,117
Financial instruments owned, not readily marketable, at fair value	16,072
Other assets	1,780
Total assets	$ 32,168,739
Liabilities and member's equity	
Liabilities:	
Short-term loan from affiliate	$ 1,202,000
Collateralized financing agreements:	
Securities loaned	9,358,280
Securities sold under agreements to repurchase	16,190,491
Payable to brokers, dealers and clearing organizations	70,667
Payable to customers	389,289
Payable to non-customers	406,340
Financial instruments sold, not yet purchased, at fair value	1,101,834
Obligation to return securities received as collateral	2,268,084
Accounts payable, accrued expenses and other liabilities	20,236
Total liabilities	31,007,221
Subordinated borrowings	83,000
Member's equity	1,078,518
Total liabilities and member's equity	$ 32,168,739

See accompanying notes to statement of financial condition.

1. Organization

ING Financial Markets LLC (the "Company") is a wholly owned subsidiary of ING Financial Holdings Corporation (the "Parent"). The Parent is an indirect, wholly owned subsidiary of ING Groep N.V. ING Financial Markets LLC was incorporated in Delaware on March 28, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Securities Investor Protection Corporation ("SIPC") and a member of various exchanges. The Company primarily provides customer facilitation services for equity and fixed income securities, securities lending activities, repurchase and resale transactions, principal trading in equities, options and futures, limited underwriting services, and clearing and custodial services for affiliates.

The Company clears and settles its equity derivative business (including equities, futures and options) through an unaffiliated securities clearing firm. The Company self-clears all other products, including fixed income securities (U.S. government and foreign debt), U.S. exchange traded funds, equity securities, securities borrowed and loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All material intercompany balances and transactions are eliminated.

Use of Estimates

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable; however, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased. Accrued interest receivable and payable for these agreements are reported within Receivable from and Payable to brokers, dealers and clearing organizations in the statement of financial condition. Such transactions are collateralized by U.S. Treasuries, mortgage-backed securities, government agencies, and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The market value of the reverse repurchase and repurchase agreements approximates cash value.

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase transactions with the same counterparty provided the conditions of Accounting Standards Codification ("ASC") 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met. At December 31, 2010, the Company netted reverse repurchase agreements with repurchase agreements of $6,115,742.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as

2. Summary of Significant Accounting Policies (continued)

necessary. Rebates are reported within Receivable from and Payable to brokers, dealers and clearing organizations in the statement of financial condition.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, are primarily used in principal trading activities. These financial instruments are principally U.S. exchange traded funds, equities, options, and foreign sovereign debt and are recorded at fair value based upon quoted market prices. These financial instruments are recorded on a trade-date basis and realized and unrealized gains and losses are included in earnings.

Securities Transactions

The Company records principal securities transactions, including related trading gains and losses, and related expenses on a trade-date basis. Customers' securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under Receivable from or Payable to brokers, dealers and clearing organizations.

Income Taxes

The Company is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate company basis and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires the recording of deferred income taxes that reflect the net tax effect of temporary differences between the carrying amounts of the Company's assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, including operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

As of and for the year ended December 31, 2010, the Company was not required to establish a liability for uncertain tax positions.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the close of business at the statement of financial condition date. Gains and losses resulting from foreign currency transactions are included in earnings.

Recently Adopted Accounting Developments

In June 2009, the Financial Accounting Standards Board ("FASB") updated the accounting guidance for transfer of financial assets (ASC 860 – *Transfers and Servicing*). The accounting guidance amended the accounting for transfers of financial assets and provides additional disclosure requirements for collateral transferred, servicing assets and liabilities, transfers accounted for as sales in securitization and asset-backed financing arrangements when the transferor has continuing involvement with the transferred assets, and transfers of financial assets accounted for as secured borrowings. The updated guidance is to be applied prospectively to new transfers of financial assets occurring in fiscal years beginning after November 15, 2009. The adoption of the accounting guidance on January 1, 2010 did not have a material impact on the Company's statement of financial condition.

In January 2010, FASB issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,* to amend ASC 820-10, *Fair Value Measurements and Disclosures – Overall subtopic*. ASU 2010-06 requires new disclosures regarding transfers of assets and liabilities measured at fair value in and out of Level 1 and Level 2 of the fair value hierarchy. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfer. It also provides additional guidance on the level of disaggregation of fair value measurements and disclosures regarding inputs and valuation techniques. The Company adopted this disclosure requirement for the year-end statement of financial condition.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

In February 2010, FASB issued ASU 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements*, to amend ASC 855-10, *Subsequent Events – Overall subtopic*. ASU 2010-09 removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued statement of financial condition for "SEC Filers." The Company adopted this change in disclosure requirement for the year-end statement of financial condition.

3. Securities Segregated under Federal and Other Regulations

At December 31, 2010, the Company had securities in the amount of $320,000 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

4. Securities Received and Pledged as Collateral

The Company enters into secured borrowing and lending transactions as a part of its normal course of business. The Company receives collateral in connection with resale agreements, securities borrowed transactions, and borrow/pledge transactions. The Company generally is permitted to sell or repledge these securities held as collateral and use them to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

At December 31, 2010, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $36,190,432. The fair value of securities received as collateral that the Company sold or repledged was $34,159,536 at December 31, 2010.

In addition, the Company receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. At December 31, 2010, $2,268,084 was reported as Securities received as collateral and an Obligation to return securities received as collateral in the statement of financial condition. Collateral received in connection with these transactions that was subsequently repledged was approximately $1,738,251 at December 31, 2010.

(In Thousands)

4. Securities Received and Pledged as Collateral (continued)

The Company also pledges assets that it owns to counterparties who have the right to repledge them. Trading assets, pledged in connection with repurchase agreements, securities lending agreements and other secured financings to counterparties, are included in Financial instruments owned, at fair value in the statement of financial condition and were $855,576 at December 31, 2010.

5. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due to/from customers on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition. Amounts receivable from and payable to customers at December 31, 2010 were $17,651 and $389,289, respectively.

6. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2010 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 8,975	$ 35,167
Deposits with clearing organizations	16,920	–
Due to/from clearing organizations	61,608	–
Net unsettled trades	542	1,830
Fees, interest, rebates, and other receivable/payable	37,607	33,670
Total	$ 125,652	$ 70,667

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

(In Thousands)

7. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2010 consist of foreign debt securities, exchange traded funds, equity securities and options valued at quoted market prices. At December 31, 2010, these amounts were as follows:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equities	$ 200,280	$ 57,194
Options	32,627	44,339
Exchange traded funds	981,210	980,729
Foreign debt securities	14,771	19,572
Other	1,301	–
Total	$ 1,230,189	$ 1,101,834

Financial instruments sold, not yet purchased, include an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

8. Related Party Transactions

The Company is involved in secured financing and other transactions with affiliates and has significant related party balances with affiliates.

At December 31, 2010, the Company holds $1,555 of cash with affiliated entities.

At December 31, 2010, the Company had a receivable of $242 classified as Receivable from affiliate in the statement of financial condition and a payable to affiliates of $17,992 included in Accounts payable, accrued expenses and other liabilities in the statement of financial condition.

(In Thousands)

8. Related Party Transactions (continued)

At December 31, 2010, the Company had recorded $2,345 and $376,553 within Receivable from and Payable to customers related to amounts due to affiliated entities, respectively. This balance reflects agency transactions performed for related parties. At December 31, 2010, the Company had recorded $406,340 in Payable to non-customers related to amounts due to affiliated entities. This balance reflects servicing of assets for related parties.

At December 31, 2010, the Company had $775,596 of Securities borrowed and $5,301,593 of Securities loaned with affiliates. In relation to these transactions, the Company had $7 of accrued rebates receivable and $2,078 of accrued rebates payable. Further, the Company recorded $62,528 of Securities received as collateral and Obligation to return securities received as collateral related to an affiliate at December 31, 2010.

At December 31, 2010, the Company had $2,010,067 of Securities purchased under agreements to resell and $571,396 of Securities sold under agreements to repurchase with affiliates. The Company, through these agreements, recorded $2,095 and $24 of accrued interest receivable and payable, respectively, at December 31, 2010.

The Company maintains a revolving loan agreement with an affiliate in the amount of $7.5 billion (dollars as stated). The revolving loan agreement is an overnight facility and bears a market rate of interest of three-month LIBOR. The loan agreement does not have a stated maturity date as it may be terminated by either party upon at least 45 days prior written notice. The Company had an outstanding balance of $1,202,000 at December 31, 2010, which is included in Short-term loan from affiliate in the statement of financial condition.

At December 31, 2010, the Company had an $83,000 subordinated promissory note with the Parent. See Note 11 for further information.

The Company provides certain custodial and related services to affiliates.

The Company has a management agreement with an affiliate, whereby the affiliate provides certain trading, sales, accounting, operations and other administrative support to the Company.

9. Financial Instruments with Off-Balance Sheet Risk

The Company enters into options and futures contracts with off-balance sheet risk for trading purposes. These contracts are carried at fair value.

Options are contracts that provide the holder with the right, but not the obligation, to purchase or sell a specified number of units of financial instruments at a predetermined price within a specified period of time. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy or sell the item underlying the contract at a set price, if the option purchaser chooses to exercise. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract, if exercised.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified asset as security for its obligation. The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The notional amounts of futures reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility. There were no open futures contracts as of December 31, 2010.

The Company does not apply hedge accounting as defined in ASC 815-10-15, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes reflected in earnings.

(In Thousands)

9. Financial Instruments with Off-Balance Sheet Risk (continued)

As of December 31, 2010, the gross notional number of derivative financial instruments used for trading purposes are as follows:

	Assets (Notional Shares)	Liabilities (Notional Shares)
Options	748,560	1,298,518

For the year ended December 31, 2010, the average fair values of derivative financial instruments used for trading purposes are as follows:

	Assets	Liabilities
Options	$ 53,367	$ 41,825

The average fair value amounts have been calculated based on the month-end fair values. The Company believes this method fairly reflects the nature and volume of the business in all aspects material to the statement of financial condition.

These options have maturities between approximately one month and two years. The Company also has margin requirements related to these options with an unaffiliated clearing firm of $61,608 at December 31, 2010 which are satisfied by a pledge of cash, included in Receivable from brokers, dealers and clearing organizations in the statement of financial condition. The amounts exchanged are based on the contract amounts and other terms of the derivative financial instruments.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

10. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

(In Thousands)

10. Fair Value of Financial Instruments (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2010:

Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Assets				
Securities received as collateral	$ 2,268,084	$ –	$ –	$ 2,268,084
Financial instruments owned:				
Equities	200,280	–	–	200,280
Options	32,627	–	–	32,627
Exchange traded funds	981,210	–	–	981,210
Financial instruments owned, not readily marketable	–	14,771	–	14,771
Total	$ 3,482,201	$ 14,771	$ –	$ 3,496,972
Liabilities				
Obligation to return securities received as collateral	$ 2,268,084	$ –	$ –	$ 2,268,084
Financial instruments, sold not yet purchased, at fair value:				
Equities	57,194	–	–	57,194
Options	44,338	–	–	44,338
Exchange traded funds	980,729	–	–	980,729
Other	–	19,572	–	19,572
Total	$ 3,350,346	$ 19,572	$ –	$ 3,369,918

There were no Level 3 financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

(In Thousands)

10. Fair Value of Financial Instruments (continued)

Securities received as collateral and Obligation to return securities received as collateral primarily consist of equities. These equities as well as options and exchange traded funds are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Financial instruments owned, not readily marketable securities and other securities recorded under financial instruments, sold not yet purchased consist of foreign fixed income securities. The fair value of these foreign fixed income securities is determined using recently executed transactions or market price quotations (where observable), which are obtained from independent external parties such as vendors and brokers. They are categorized in Level 2 of the fair value hierarchy.

Financial Instruments Not Measured at Fair Value on a Recurring Basis

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Securities borrowed, Securities purchased under agreements to resell, Securities loaned, Securities sold under agreements to repurchase, Receivable from customers, Receivable from brokers, dealers and clearing organizations, Payable to customers, Payable to brokers, dealers and clearing organizations, and certain short-term borrowings.

Financial instruments owned, not readily marketable are Level 3 financial assets. The Company held $1,301 and $255 of financial instruments owned, not readily marketable as of December 31, 2010 and 2009, respectively.

11. Subordinated Borrowing

At December 31, 2010, the Company had an $83,000 subordinated promissory note with the Parent that bears interest at a rate of three-month LIBOR plus 1/16%. Interest payments are made on a monthly basis and the subordinated promissory note is due to mature on October 4, 2012.

11. Subordinated Borrowing (continued)

The subordinated borrowing is subordinated to all other creditors of the Company, covered by agreements approved by the Company's designated regulatory organization, and thus available in computing net capital under SEC regulations.

12. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with its securities borrowed, securities loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase business by monitoring customer credit exposure and creditworthiness and by limiting transactions with specific counterparties. The Company reviews collateral values daily and requires additional collateral to be deposited with or returned to the Company when it is deemed necessary.

13. Guarantees

The accounting guidance ASC 460, *Guarantees*, requires the Company to disclose information about obligations under certain guarantee arrangements. It defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

13. Guarantees (continued)

Indemnifications/Other Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of these representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Exchange Membership Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership

(In Thousands)

13. Guarantees (continued)

agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company received 80,000 shares (as stated) of Chicago Board Options Exchange ("CBOE") Restricted Common Shares on June 18, 2010 in exchange for its one exchange membership seat on the CBOE as part of a demutualization. The CBOE announced a pro rata tender offer to buy back shares owned by prior seat members on November 24, 2010. The Company at that time sold 34,169 shares (as stated) back to the CBOE at a pre-determined offer of $25 per share. The Company had 45,831 shares (as stated) remaining on hand at December 31, 2010 with a market value of $1,048 and are recorded on the statement of financial condition under Financial instruments owned, not readily marketable, at fair value.

14. Commitments and Contingencies

The Company, together with various other broker-dealers, corporations, and individuals, has been named as a defendant in several class action lawsuits that allege violations of Federal and State securities laws and claim substantial damages. Management of the Company believes, after consultation with outside counsel, the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. There were no outstanding underwriting commitments at December 31, 2010.

15. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined.

(In Thousands)

15. Net Capital Requirements (continued)

Rule 15c3-1 and the rules of the New York Stock Exchange also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 5% of aggregate debit items or $1,500. At December 31, 2010, the Company had net capital of $1,018,478, of which $1,013,801 was in excess of the required net capital of $4,677.

The Company has entered into a written agreement with its unaffiliated clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

16. Subsequent Events

On January 31, 2011, an affiliate reduced its funds held with the Company by $120,000. This resulted in a reduction of the Company's SEC Rule 15c3-3 Customer Reserve Formula requirement by $120,000.

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STATEMENT OF FINANCIAL CONDITION

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG